

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Mr. Jeremy Hemann
Chief Financial Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, IL 62095

> **Re:** **YTB International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-18412**

Dear Mr. Hemann:

We have reviewed your response letter dated October 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1. Refer to your response to our prior comment 1. Your intended revised disclosure appears to focus on the organization structure for ZamZuu. Please clarify for us and in your intended revised disclosure the organization structure for the YTB Travel Network. Additionally, please correlate your organization structure in terms of your two segments, Marketing and Product.

2. It appears from your disclosure in the Form 10-Q for the period ended September 30, 2011 that your organization structure has further changed to now refer to "affiliates" and

in that ZamZuu is no longer referred to as the ecommerce business. Please update the intended revised disclosure indicated above as appropriate for your latest organization structure.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

3. Based upon your response to our prior comment 3, we note that the number of securities that you plan to report in column "(a)" of the table presented in "Item 12" of your Form 10-K only reflects the shares that would be issued upon exercise of options, warrants, and rights that were <u>exercisable</u> as of the end of the most recently completed fiscal year. However, Item 201(d)(2)(i) of Regulation S-K requires you to disclose the number of securities to be issued upon the exercise of options, warrants, and rights that were <u>outstanding</u> as of the end of the most recently completed fiscal year. Please revise your disclosure accordingly. In connection with this latter point, please also revise the number of securities remaining available for future issuance under your equity compensation plans, as presented in column "(c)" of your table, if appropriate.

Consolidated Statements of Cash Flows, page F-6

4. Please refer to your response to our prior comment 4 and your consolidated statements of cash flows included in the Form 10-Q for the period ended September 30, 2011. We note that cash flows attributable to your notes receivables were classified in the investing activities section of your statement of cash flows for the period ended September 30, 2011, but continued to be reported in the operating activities section for the prior year period ended September 30, 2010. In this regard, please confirm that the fiscal year 2010 statement of cash flows that will be included in your forthcoming Form 10-K for fiscal year 2011 will appropriately classify the fiscal year 2010 cash inflows attributable to the collection of notes receivables as "cash flows from investing activities."

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

5. Refer to your response to our prior comment 8. Please explain to us your consideration of Staff Accounting Bulletin Topic 13.A.3.f, questions 1 and 2, and why your recognition of revenue immediately for the $50 set up fee is appropriate. In this regard, tell us the services you provide with the set up fee and the value of such to customers. Also, tell us whether the set up fee is refundable under any circumstances and, if so, what those circumstances are. If the set up fee is refundable, please additionally explain to us your consideration of Staff Accounting Bulletin Topic 13.A.4.a.

6. Refer to your response to our prior comment 9. Please disclose in your revenue recognition accounting policy that you record as revenue the Broker's portion of commissions earned through Free Agents when no Broker exists, and where such revenue is reported in your statement of operations.

7. Please tell us what consideration you have given to designating Free Agents as inactive if there has been a consecutive period of inactivity. In addition, tell us why a Free Agent would be considered active if there is a consecutive period of inactivity. In this regard, tell us what you consider to be a reasonable consecutive period of inactivity before a Free Agent should be considered inactive. Also, explain to us how you monitor the activity of Free Agents. Finally, tell us the circumstances that compel inactive Free Agents to notify you to deactivate them, as well as the consequences on them if they do not notify you – particularly, as it does not appear that Free Agents pay anything to you to start and continue their activities.

Note 3 – Liquidity and Financial Condition, page 9

8. Please refer to your response to our prior comment 10, as well as the discussions of your company's "liquidity and financial condition" in Note 3 to the financial statements and in MD&A. We note that as of September 30, 2011, you continue to believe that your projected sources of liquidity will be sufficient to meet your projected liquidity needs for the next 12 months. However, we also note that several of the factors/conditions that were identified in our prior comment as potentially detrimental to your liquidity and financial condition continued to exist at September 30, 2011. In addition to those factors, we note that during the quarterly period ended September 30, 2011 (I) deactivations of paying subscribers continued to exceed new activations, (II) reported revenue declined relative to the amount reported for the same period of prior year, as well as relative to the amounts reported for each of the first two quarters of fiscal year 2011, (III) cash on-hand declined relative to the amount reported at June 30, 2011, (IV) your working capital position deteriorated as compared to your working capital at June 30, 2011, despite a decline in the deferred revenue balance reported as of September 30, 2011, and (V) you continued to report a net loss and negative cash flows from operations. Furthermore, we note that there appears to be limited, if any, correlation between the revenue and operating results that you have reported for the three and nine-month periods ended September 30, 2011 and your revenue and EBITDA forecasts for the twelve months ending June 30, 2012.

Based upon the observations cited in our prior comment, the continuing deterioration of your liquidity position and financial condition, and the significant operating improvements that would appear necessary for you to meet your liquidity needs for the next 12 months, we believe that you should expand your disclosure in Note 3 to the financial statements, as well as in MD&A, to provide a detailed discussion of the assumptions that you have relied upon in determining that your company's projected sources of liquidity will be significant. For example, we believe that your disclosure should discuss and emphasize (A) the material revenue and EBITDA growth assumptions that you have relied upon, (B) the sources of your anticipated revenue and EBITDA growth, (C) the risks associated with your revenue and EBITDA growth assumptions, (D) material assumptions regarding future cost reductions and the sources of those cost reductions, (E) risks associated with any cost reduction assumptions that have been relied upon, (F) the amount and nature of any current liabilities for which you have assumed that payment terms could possibly be extended or deferred, and (G) if applicable, any payment obligations for which extensions or deferrals have already been negotiated. In this regard, we believe that your expanded disclosure should provide detailed qualitative and quantitative information regarding each significant assumption. Similarly, your future filings should discuss the expected impact that the October 25, 2011 sale of YTB Network of Illinois, Inc. will have on your liquidity position – including, any material impact that the sale may have on the ongoing cash flows from or used in operations subsequent to the sale. For example, please discuss whether you expect a net decrease or increase in cash flow associated with the arrangement terms that will exist after the sale, relative to the loss of revenue and reduced expenses that will result from the sale, and the basis for such net increase or decrease. In addition, separately discuss whether the cash received from the sale is expected to be relied upon to provide sufficient liquidity to fund your obligations for the next twelve months. Please provide your proposed expanded disclosure as part of your response.

9. Please refer to your response to our prior comment 11. Based upon this response, it appears that the disclosure provided in the first bullet point on page 9 and fourth bullet point on page 24 of the Form 10-Q for the period ended September 30, 2011 should be revised to state that site owners under the company's new "Travel Program" are paid 60% of the total commission earned by YTB Travel Network, rather than 60% commission on all travel booked. Please revise your disclosure, accordingly.

10. It appears from your response to our prior comment 11 that $50 of the $199 E-campus training fee is for account processing/set up and that you record this as revenue immediately. Please address your accounting for this portion of the fee in connection with the comment above regarding set up fees.

11. In connection with the preceding comment, it appears that you have an obligation to provide training, and that the $149 portion of the fee attributed to training should be deferred until the later of when the training is provided or the individual is no longer active in your system since the fee is not refundable. Please advise.

12. Please refer to your response to our prior comment 13, as well as the disclosure regarding your $3,600 "Guarantee Program," as noted on page 9 of your filings on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011, respectively. Based upon the disclosure that was previously included in the June 30, 2011 Form 10-Q, as well as portions of your response, it appears that you provide a guarantee that program participants will earn $3,600 each month, for twelve months, if they follow all of the activities that you have stipulated. However, the disclosure in your September 30, 2011

Form 10-Q suggests that the program only guarantees that these participants will earn $3,600 <u>in a twelve month period</u>. Please clarify for us, as well as in your disclosure, the exact parameters of the $3,600 guarantee program.

13. If the $3,600 guarantee program is based on monthly earnings, the portion of your response to our prior comment 13 that states "shortfalls will be measured separately for each individual month, and can be offset by monthly earnings in excess of $3,600 in a prior month" appears to indicate that the monthly earnings guarantee may be based on an average of the monthly earnings during the 12 month period. Please clarify this for us and in your disclosure.

14. The disclosure on page 9 of the September 30, 2011 Form 10-Q states that "Reps" in the mentoring program are eligible to participate in the $3,600 guarantee program. However, the disclosure on page 24 of the filing states that "Subscribers," which we understand to be both "Reps" and "Brokers," are eligible to participate in the guarantee program, when they participate in the mentoring program. The disclosure on both pages also states that <u>anyone</u> who is a current subscriber in YTB is eligible to participate in this program, without including qualifying language as to whether or not the subscriber is in the mentoring program. Please clarify for us and in your disclosure the participants that are eligible for the program. In connection with this, confirm to us, if true, that "Free Agents" are not eligible for this guarantee program.

15. Please note that your accounting treatment for the $3,600 guarantee programs should be disclosed in the notes to your financial statements and not solely in the MD&A portion of your filings as your response indicates. Please revise your disclosure accordingly.

16. Please clarify for us whether or not any prior guarantee programs in which participants were enrolled (e.g., $10K program) still exist. If so, explain to us and disclose your accounting treatment. If the programs were terminated, tell us and disclose the disposition of the participants, or if they were transferred into the new guarantee program.

17. We believe that ongoing disclosure of the following will enable investors to understand the actual and potential magnitude of liability and expense associated with your guarantee programs. For each guarantee program in effect, please separately disclose the following:

- For each statement of operations period presented, the total number of participants, the number of participants who have not met or are not on track to meet the guaranteed earnings threshold for each statement of operations period presented, and the average shortfall amount of participants that have or are expected to have a shortfall in guaranteed earnings.
- For each balance sheet date, the amount of the liability that has been accrued.

Note 4 – Sale of Assets, page 9

18. Please refer to your response to our prior comment 15. Please tell us why the balance of the Zeiser note increased from $134,000 at December 31, 2010 to $550,000 at March 25, 2011, as included in the sale of the corporate office building. Tell us where the increase in the note was reported in your financial statements and explain in detail why it would not be reported on the statement of cash flows (i.e., the nature of the non-cash activity).

19. Refer to your responses to prior comments 14 and 16. We note the provision in the WRC promissory note filed as exhibit 10.2 to your Form 10-Q for the period ended March 31, 2011 that should there be relief from the note under the conditions specified in the note (essentially due to nonperformance by you and/or Zeiser in regard to your and Zeiser's respective leases and/or notes) that the value of the property (i.e., the corporate office building you sold to WRC) is to be reduced to $2.8 million, "as documented by the appraisal provided by Holder to Maker," with the Holder being you and the Maker being WRC. We further note the provision in the WRC promissory note that the maturity date of the note may be extended for an additional 12 months beyond the stated maturity date of March 25, 2014 for nominal consideration of $100.00. The note further states, which you have disclosed, that if the note is not repaid or redeemed by WRC on or before March 25, 2015, the note shall be deemed paid in full by WRC and WRC shall have no further obligation under the note. Other than under circumstances of bankruptcy or receivership on the part of WRC, the note does not appear to specify any other conditions for default by WRC in regard to the note. Given that (i) it appears that WRC is permitted to not repay any amounts owed under the note merely through the passage of time and (ii) the fair value of the property at the time of the transaction appears to be $2.8 million, please explain to us why it is appropriate for you to record any amount for the WRC note or record a sale of the corporate office building associated with the note in an amount above the cash paid by WRC of $2.8 million ($10,000 deposited prior to closing and $2.790 million at closing of the sale). Provide us with an accounting (that is, journal entries with dollar amounts and basis for each amount provided) of the sale of the corporate office building and associated transactions at the value of $2.8 million and no note receivable, and how your financial statements for the quarter ended March 31, 2011 would be affected (showing amounts separately for "as reported" and "as revised."

20. You indicated in your response to our prior comment 14 that you reclassified the Zeiser note receivable to deferred charge in accounting for the sale of the corporate office building. Please explain to us why your accounting is appropriate and cite the specific accounting guidance relied upon in support of your accounting. It appears that you transferred all rights to the note in the transaction. If your accounting is considered appropriate, please clarify for us and in your disclosure whether the associated deferred charge is being amortized to expense over the <u>initial term</u> of your lease with WRC of 10 years, or if it is being amortized over some lesser period as suggested by the change in the deferred charge balance between June 30, 2011 and September 30, 2011.

21. From your disclosures we understand that you have the options to purchase the corporate office building assets for a price of $6.6 million within 12 months from the date the WRC note is repaid or redeemed or for $3.9 million while the WRC note is outstanding. Please tell us where these purchase options and associated terms and conditions can be found in documents you have already filed as exhibits or provide us with an authenticated copy of the document that evidences these options. If these options are contained in a document not yet filed as an exhibit, please consider the requirements of Item 601(B)(10).

22. Refer to your response to our prior comment 17. Please tell us the impact on your accounting for the sale leaseback of your corporate office building as a financing after consideration of the preceding comment. In so doing, please tell us and disclose the finance obligation recognized and associated effective interest rate. To the extent material, interest expense associated with the financing obligation should not be netted with interest income in your statement of operations.

Note 12 – Segment Information, page 17

23. Refer to your response to our prior comment 26. Please disclose the nature of amounts receivable and payable by you concerning the sale of your Canadian subsidiary, and the amounts receivable by you, if material, as well as those payable by you.

Segment Information, page 18

24. Please refer to your response to our prior comment 28, as well as the Marketing segment valuation information provided as Exhibit A. While we acknowledge that you have summarized certain information that was used to estimate the fair value of your Marketing segment – including, estimates of the segment's value based upon the income approach and two variations of the market approach – you have not provided us with a copy of your full goodwill impairment analysis, as requested in our prior comment. Based upon the limited information that you have provided, it is not clear to us how the valuation analysis that was prepared using the income approach yielded an "indicated value" of approximately $22.8 million – particularly, since the Marketing segment recognized material losses for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011. In this regard, tell us the specific assumptions (e.g., projected revenues and earnings, anticipated growth rates, discount rates, etc.) that yielded an indicated value of $22.8 million under the income approach. Please be detailed in your response. As part of your response, also tell us whether the valuation analysis performed as of December 31, 2010 was prepared by you or an independent third party.

25. As noted in the comment above, Exhibit A also included summarized information regarding the valuation of your Marketing segment using two different market approaches. Given that your Marketing segment recognized material losses for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011, please tell why you believe that the use of revenue-based and EBITDA-based market approaches appropriately and accurately estimate the fair value of your Marketing

segment. In addition, tell us (A) how you determined the proportional weight that should be assigned to each market approach, (B) how you determined the revenue and EBITDA multiples that should be applied under each of the respective market approaches (e.g., identify for us the specific companies, industry data, and/or transactions referenced in determining each multiple), (C) what consideration was given to the continuous decline in revenues reported by the Marketing segment for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011, when valuing the company based upon a revenue multiple, and (D) how you computed EBITDA of approximately $3.96 million for the Marketing segment (i.e., the segment's "indicated value" divided by the EBITDA multiple of 3.72) based upon the segment's recently reported results. Furthermore, describe for us, in detail, any other material assumptions and/or information that supports the marketing segment valuation and impairment analysis performed as of December 31, 2010. Lastly, tell us whether the valuation analysis was prepared by you or an independent third party.

26. Please refer to your response to our prior comment 28, as well as the Marketing segment valuation information provided in Exhibit A to the response. We note that your company's total market capitalization (i.e., the total market value of your publicly traded common stock) is substantially below your estimates of the fair value of the Marketing segment under each approach used in your valuation. As such, please tell us what consideration was given to your company's total market capitalization in determining the fair value of the Marketing segment and assessing goodwill for impairment. Additionally, please explain to us why the assumptions used in your estimates of the fair value of the Marketing segment and your conclusion in regard to no impairment of the segment's goodwill are reasonable in your circumstances relative to your consistent history of losses, and declining trend in quarterly revenues over the last three fiscal years in regard to any revenue growth estimates assumed in your evaluation.

27. Please tell us whether you have completed an annual goodwill impairment test as of December 31, 2011. If so, please tell us your conclusion, the basis for the conclusion, and why you believe your conclusion is reasonable under your circumstances. In this regard, please describe for us, in detail, all material estimates and assumptions upon which your impairment analysis is based. In addition, explain to us how you analysis was impacted by the aggregate installment payments of $750,000 associated with the asset purchase agreement for YTB Travel Network of Illinois. From references to the number of subscribers in the asset purchase agreement for YTB Travel Network of Illinois, it appears that a substantial portion of your subscriber base is associated with the sale, with inference that a portion of the aggregate sale proceeds are representative of the fair value of your Marketing segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Subscriber Activity, page 25

28. As part of your response to our prior comment 29, you stated that you would revise your disclosure in future filings to clarify that new agents earn 30% of the total commission applicable to a sale, when they shop on your Affiliate Network or on a Featured Store. However, your disclosure on page 25 of the Form 10-Q for the quarterly period ended September 30, 2011 continues to state that "New Affiliates can shop on the Affiliate Network or on a Featured Store and earn 30% commission." Please revise your disclosure to be consistent with your response.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Condensed Financial Statements

Note 3. Liquidity and Financial Condition, page 9

29. You disclose that you entered into an asset purchase agreement on October 25, 2011 to sell YTB Travel Network of Illinois, Inc., a wholly-owned subsidiary of YTB Network. Please tell us which segment this subsidiary is assigned to and whether this subsidiary represented a material operating unit within the applicable segment. In so doing, quantify for us the percentage of the applicable segment's assets, net assets, revenues, and results that related to the subsidiary. If YTB Travel Network of Illinois, Inc. was material to the Marketing segment, also tell us whether a portion of the segment's goodwill was included in the carrying value of the business that was disposed of, the amount of such goodwill, and the method used to determine the amount, as applicable. If no goodwill was allocated to the business that was disposed of, please explain why. Refer to FASB ASC 350-20-35-52 through 35-57 for further guidance. Further, tell us whether you plan to report a gain or loss in connection with the sale of YTB Travel Network of Illinois, Inc., as well as how such gain or loss was computed.

30. Please tell us whether the sale of YTB Travel Network of Illinois has been consummated, and if not, the status of the transaction and when it is expected to be consummated.

31. Please disclose that you may need to make payments to the purchaser of YTB Travel Network of Illinois pursuant to Section 4.1(b)(ii)(B) of the "Asset Purchase Agreement" included as Exhibit 10.1, and disclose the nature of the payments.

32. We note from the asset purchase agreement that you are to sell the assets and liabilities associated with YTB Travel Network of Illinois. It also appears that the business (i.e., commercial operations) of YTB Travel Network of Illinois is being acquired by the purchaser, as indicated by Section 2.1 of the agreement. Section 9.1 of the agreement specifies an initial term of five years for the arrangement that may be automatically extended for additional one year terms thereafter. Please clarify for us the purpose of the

stated termination time of the arrangement, given that the arrangement is transacted as a sale.

33. Further, Section 9.2(a) of the asset purchase agreement specifies that the arrangement may be terminated upon mutual consent of the parties. Section 9.2(e) of the agreement also specifies that the purchaser may terminate the arrangement upon 60 days notice after the initial term. Section 9.4 of the agreement states that if the agreement is terminated pursuant to any of Sections 9.2(a) through 9.2(c), all rights and obligations of the parties to the agreement shall terminate without any liability of any party to any other party. Further, Section B of the option agreement accompanying the asset purchase agreement grants YTB an option to reacquire the assets and business effective on the date of the closing of the sale of the assets and business at an option price of $1. The option expires on the fifth anniversary of the closing date of the purchase agreement, unless otherwise terminated as permitted in the option agreement. In view of these termination provisions, the nominal purchase option, and the termination time referred to in the preceding comment, please explain to us the substance of the asset purchase arrangement. In connection with the preceding, please explain to us whether you intend to recognize revenue for the sale of YTB Travel Network of Illinois and the basis for your accounting. In so doing, tell us if any circumstances exist that require you to refund or repay any amounts received from the purchaser upon termination of the agreement for any reason. Additionally, please explain to us the transfer or distribution of assets and the business of YTB Travel Network of Illinois that takes place upon termination of the agreement.

34. Section 4.1 "No Transfer of Assets Prior to Termination of this Agreement" of the option agreement states that, during the term of the option agreement, neither Sixth Scott (the purchaser of YTB Travel Network of Illinois) nor any of its affiliates will transfer or cause to be transferred any of the business assets (i.e., of YTB Travel Network of Illinois) "other than the sale of Business Assets in the Ordinary Course," without YTB's prior written consent. This provision appears to be ambiguous. Please clarify for us the extent to which YTB must consent to a transfer of assets and the circumstances in which the purchaser may transfer the assets without YTB's consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief